Exhibit 12.1

SELECT INCOME REIT

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Nine Months Ended September 30,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income before income tax expense and equity in earnings of an investee	$78,953	$92,662	$65,896	$68,943	$60,572	$58,185
Fixed charges	10,025	13,763	7,565	—	—	—
Adjusted earnings	$88,978	$106,425	$73,461	$68,943	$60,572	$58,185

Fixed charges:
Interest expense (including amortization of debt premiums and deferred financing fees)	$10,025	$13,763	$7,565	$—	$—	$—

Ratio of Earnings to Fixed Charges(1)	8.9x	7.7x	9.7x	—	—	—

(1)                  There is no ratio for the years ended December 31, 2011, 2010, and 2009 because there were no fixed charges attributable to us during these years.